Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard® Fuel Cell Product Receives Two Frost & Sullivan Awards

Nexa® RM Series Named 2004 Energy Product of the Year and 2004 Alternative Technology of the Year

For Immediate Release –May 25, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) received two Frost & Sullivan Awards at the Annual Excellence in Industrial Technology Awards Ceremony in Miami, Florida on May 19. The Nexa® RM Series, a hydrogen fueled stationary fuel cell generator based on Ballard’s Nexa® fuel cell platform, was named 2004 Energy Product of the Year. The Nexa® RM Series was also named the 2004 Alternative Technology of the Year for its innovative attributes as an uninterruptible power supply (UPS).

“Fuel cells offer unique and innovative solutions today that address the limitations of existing internal combustion engine and battery technology,” said Ross Witschonke, Vice President, Sales and Marketing. “To receive these two prestigious awards is testament to the confidence in fuel cells as the power solution of the future. As a leader in fuel cell technology, Ballard is honored to have its Nexa® RM Series set the standard for future Energy Products of the Year.”

“Ballard is one of the very few companies that has successfully commercialized its fuel cell technology for stationary power applications and this award commends Ballard’s latest fuel cell product offering, the Nexa® RM Series,” says Frost & Sullivan analyst, Farah Saeed. “This award validates Ballard’s successful technology development and introduction, and we expect the Nexa® RM Series fuel cell product to significantly benefit the power generation industry.”

The Nexa® RM Series has been developed to meet the needs of the UPS and telecommunications power markets, and is based on the technology developed from Ballard’s first commercial fuel cell product, the Nexa® power module, which is suitable for both portable and stationary fuel cell power applications.

The Nexa® RM Series is modular and is designed for industry-standard 19-inch rack mounting. The scalability of the product, in 1 kW increments, provides the versatility to meet application-specific load requirements across the power range. For telecom, a typical application is in the range of 5 kW to 20 kW. The system includes electrical connections, an exhaust system and safety features, along with N+1 redundancy capability for specific market requirements. Hydrogen fuel for the Nexa® RM Series is available from existing hydrogen gas suppliers.

Ballard’s Nexa® RM Series fuel cell modules are powering MGE UPS SYSTEMS’ Pulsar EX RT online UPS, which features extended run backup power for critical network systems as long as hydrogen fuel is supplied. With proven double-conversion online technology, the rack system offers power protection optimized for maximum reliability and long backup times for high-density IT applications and servers. The hydrogen fuel, which is contained in replaceable cylinders, is piped directly to the fuel cell module. Like a battery, the fuel cell module produces DC voltage that is then bussed to the UPS. Scaleable fuel cell modules are ideally suited to meet the needs of the UPS and telecommunications markets, where the limitations of batteries - including inadequate runtimes, ongoing maintenance, periodic replacement and disposal, and excessive weight and floor space requirements - have long presented difficulties for applications requiring backup in excess of one hour.

About Frost & Sullivan

Founded in 1961, Frost & Sullivan is recognized as a global leader in growth consulting. Frost & Sullivan Awards are presented to companies that demonstrate excellence in their industry, commending the diligence, commitment, and innovative business strategies required to advance in the global marketplace. Frost & Sullivan rigorously analyzes specific criteria to determine award recipients in a vast variety of market industries and landscapes. For further information, visit www.frost.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan and Volkswagen, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Media Relations t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com